Exhibit 99.1

Announcement from Baan Company N.V. (in liquidation)

Status of objection filed with the Arnhem District Court against the report of the liquidator, the liquidation balance sheet and plan of distribution

The undersigned acting in its capacity of liquidator of Baan Company N.V. in liquidation (the Company) hereby makes the following announcement in relation to the ongoing liquidation of the Company.

As previously announced, an objection was filed which delayed the progress of the liquidation. Via a decision on 17 March 2010 the Arnhem Court rejected the objection. The objector has the possibility to appeal this decision. The period for filing an appeal is 3 months. As long as that period has not expired and the objector has not confirmed that he will not appeal, the Court cannot deliver the certificate that no objections exist against the liquidation distribution and the distribution cannot be made.

Invensys Administratie B.V.

Baarnsche dijk 10

3741 LL Baarn

Links

http://www.invensys.com/baan

Note for the editor

For further information

Name: Steve Devany

Title: Head of Corporate Communication

Tel: + 44 (0) 207 821 3758

Fax: + 44 (0) 207 821 3884

Email: steve.devany@invensys.com

Date: 23 April 2010